press release

ArcelorMittal holds investor event in Italy

21 March 2019 – ArcelorMittal (the ‘Company’), the world’s leading steel and mining company, hosted an investor event at the ArcelorMittal Italia facility in Taranto (Italy) on 19 and 20 March.

The event focused on the strategic initiatives the Company is undertaking to transform ArcelorMittal Italia into a modern, best-in-class, integrated steel producer, capable of producing high-quality products, satisfying its natural customer base and re-establishing a trusted and transparent relationship with the local community and other key stakeholders.

Presentations by members of the Company’s senior management, highlighted:

•	The change from Ilva to ArcelorMittal Italia and plans and priorities to transform the plant into a high-performing, low cost, top-tier steelmaking asset, with a comprehensive product offering;
•	The progress made at ArcelorMittal Italia since ArcelorMittal assumed ownership of Ilva on 1 November 2018, and the strategies to improve in four key areas: health and safety; environment; industrial plan to turn around the plant; plans to fully integrate ArcelorMittal Italia into the ArcelorMittal Europe Flat Products business;
•	An overview of ArcelorMittal Italia’s key business philosophy – ‘buy-make-sell’. ArcelorMittal Italia will look to leverage ArcelorMittal’s size and expertise in improving the efficiency of underperforming assets and ensuring business continuity in raw materials, maintenance and repair; and utilise Italy’s position as Europe’s second largest steel consuming market and ArcelorMittal Italia’s role as a relevant local producer;
•	ArcelorMittal Italia’s performance to date: on track to reach a 6 million tonne annual run-rate in 2019, with crude steel production to increase to 8 million tonnes per annum once the Company’s environmental investment programme has been completed; continue to expect ArcelorMittal Italia to be Ebitda positive in year one and free cash flow positive in year 3;
•	ArcelorMittal Italia’s €2.4 billion investment plan, €1.15 billion of which allocated to the environmental projects, including raw material yards, water treatment, sinter plants filters, and coke plants revamping;
•	An overview of ArcelorMittal’s European flat products business highlighting: leadership position in the European flat market; ongoing efforts to drive further productivity gains; its ongoing investment programme; progress in improving product capabilities and developing its range of higher added value products;
•	Action 2020 progress across ArcelorMittal Europe Flat Products, with a focus on the Transformation plan, digitalisation and cost efficiency, all of which enables the company to outperform the competition;
•	The equally impactful next phase in the Transformation plan, driven by digitalisation, positioning the company to increase the performance gap compared to competitors
•	The investments being made in breakthrough technologies to tackle the carbon challenge and maintain industry leadership through innovation.

Speakers included Aditya Mittal, Group President and CFO, and CEO of ArcelorMittal Europe, Geert Van Poelvoorde, CEO of ArcelorMittal Europe Flat Products, and Matthieu Jehl, CEO ArcelorMittal Italia.

Full copies of the presentations can be found on the company’s website:

https://corporate.arcelormittal.com/investors/taranto-plant-tour